Exhibit 99.1

Aris Mining ANNOUNCES RESULTS OF 2025 ANNUAL GENERAL MEETING

Vancouver, Canada, May 15, 2025 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) reports voting results from its Annual General Meeting of shareholders (the Meeting) held earlier today.

AGM Voting Results

Shareholders holding 63,558,598 shares, being 36.85% of the outstanding shares of the Company, were represented virtually or by proxy at the Meeting. The voting results from the Meeting are as follows:

Election of Directors

The following directors were elected to the Company’s Board:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Ian Telfer	58,151,832	91.49	5,406,766	8.51
Neil Woodyer	63,318,201	99.62	240,397	0.38
Germán Arce	62,829,373	98.85	729,225	1.15
Daniela Cambone	61,326,536	96.49	2,232,062	3.51
Mónica de Greiff	61,658,111	97.01	1,900,487	2.99
David Garofalo	59,144,721	93.06	4,413,877	6.95
Gonzalo Hernández	52,541,364	82.67	11,017,234	17.33
Attie Roux	61,660,728	97.01	1,897,870	2.99

Appointment of Auditors

KPMG LLP was appointed as the auditor of the Company for the 2025 fiscal year, with their remuneration to be set by the Board.

	Votes For	% For	Votes Withheld	% Withheld
KPMG LLP	62,140,740	97.77	1,417,858	2.23

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading Latin America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Upper Mine, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold following the ramp-up of the Segovia mill expansion, expected during the second half of 2025, and the new Marmato Mine, which is expected to start ramping up in H2 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected by mid-2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, where a new Preliminary Economic Assessment (PEA) has been commissioned.

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Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Cautionary Language

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements included in the “About Aris Mining” section of this news release are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

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